ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-170768

Dated August 16, 2013

PIXELWORKS, INC.

2,630,000 Shares of Common Stock

Final Term Sheet

Issuer:	Pixelworks, Inc. (the “Company”)

Symbol:	PXLW

Security:	Common stock, par value $0.001 per share

Size:	2,630,000 shares of common stock

Over-allotment option:	394,500 additional shares of common stock

Public offering price:	$3.50 per share

Underwriting discounts and commissions(1):	$0.2275 per share

Net proceeds:	$8.316 million (excluding the over-allotment, based on underwriting discounts and commissions of 6.50%, and after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by the Company)

Potential purchases by existing stockholders:	Certain owners of at least 5% of our common stock have indicated an interest in purchasing up to 300,000 shares of our common stock in this offering at the offering price of $3.50 per share. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally, except that the underwriter’s discounts and commissions with respect to the sale of such shares would be 3.25% of the gross proceeds therefrom.

Trade date:	August 16, 2013

Settlement date:	August 21, 2013

CUSIP:	72581M305

Underwriter:	Roth Capital Partners, LLC

(1)	The Underwriter is entitled to receive a discount of 6.50% of the gross proceeds of this offering; provided, however, that the Underwriter is only entitled to receive a discount of 3.25% of the gross proceeds received from the sale of up to $1 million in shares of our common stock to any of our employees, directors, other insiders, owners of at least 5% of our common stock, or a strategic investor identified by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 888 San Clemente Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, or by fax to (949) 720-7227.